SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company – CNPJ/MF No. 02.558.115/0001 -21 – NIRE
33300276963

TIM CELULAR S.A.
Privately-Held Company – CNPJ/MF No. 04.206.050/0001 -80 – NIRE
35300182910

MAXITEL S.A.
Privately-Held Company – CNPJ/MF No. 01.009.686/0001 -44 – NIRE
31300013952

TIM SUL S.A.
Privately-Held Company – CNPJ/MF No. 02.332.397/0001 -44 – NIRE
41300038228

     TIM NORDESTE TELECOMUNICAÇÕES S.A.
Privately-Held Company – CNPJ/MF No. 02.336.993/0001 -00 – NIRE
26300010437

RELEVANT FACT

TIM PARTICIPAÇÕES S.A. (“TIMPART”), TIM CELULAR S.A. (“TIM CELULAR”), MAXITEL S.A. (“MAXITEL”), TIM SUL S.A. (“TIM SUL”), and TIM NORDESTE TELECOMUNICAÇÕES S.A. (“TIM NORDESTE”), jointly referred to as the “Companies”, the first directly controlled and the others indirectly controlled by TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (“TIM BRASIL”), with grounds on the provisions of § 4 of article 157 of Law No. 6404/76 (“Stock Corporations Act”) and on CVM Instruction No. 358/02, as amended by CVM Instruction No. 369/02, hereby comes to disclose to its shareholders, to the market in general and to all interested parties the following Relevant Fact:

1. Brief Background and Targeted Operation. On May 4, 2006, TIMPART’S Board of Directors approved a corporate reorganization project, pursuant to which, after the accomplishment of the stages and the obtainment of the authorizations described below, TIM SUL will be merged into TIM CELULAR and TIM NORDESTE will be merged into MAXITEL (the “Mergers”, TIM CELULAR and MAXITEL jointly referred to as the “Surviving Companies” and TIM SUL and TIM NORDESTE referred to as the “Absorbed

Companies”). TIM SUL and TIM NORDESTE will be extinguished as a result of said Mergers, with the conversion of their equity in an increase of TIM CELULAR and MAXITEL’S capital, respectively, which shall succeed the Absorbed Companies under the terms of the Stock Corporations Act. The Mergers proposed will not result in any change in TIMPART’S shareholding structure.

2. Current Corporate Structure. TIMPART is a holding company that holds the totality of the capital of the wholly owned subsidiaries TIM CELULAR, TIM SUL and TIM NORDESTE, personal mobile service providers (“SMP”) in the areas 1, 2, 3, 6, 7 and 8 of Regions I, II and III (TIM CELULAR), in area 5 of Region II (TIM SUL), and in area 10 of Region I (TIM NORDESTE) of the SMP General Authorizations Plan. TIMPART also holds, indirectly, the totality of MAXITEL’S capital, which operates the SMP in areas 4 and 9 of Region I of the SMP General Authorizations Plan.

2.1. The flowcharts below present a simplified picture of the Companies’ corporate structures before and after the Mergers intended:

3. Motives and Benefits of the Operation. The corporate reorganization project described hereunder, consisting of the Mergers, seeks to give continuity to the process to optimize Companies’ organizational structure, further unifying and rationalizing the exploration of their business and operations, with a reduction of the costs associated to the maintenance of separate legal entities, resulting in improvements from the use of the synergies between the Companies, including tax and financial efficiencies.

4. Costs of the Mergers. The budget of the costs of the Mergers that are the object of this Relevant Fact notice is R$ 300,000.00 (three hundred thousand Brazilian Reais), including appraisal services, legal advice, publications, legal registrations and travel.

5. Corporate Acts intended to be realized prior to the Mergers. The corporate reorganization project contemplates the performance of the following steps prior to the implementation of the Mergers: (a) reduction of TIM CELULAR and MAXITEL’S capital stock exclusively for the purposes of the absorption of accrued losses (article 173 of the Stock Corporations Act); (b) increase of TIM CELULAR’S capital stock, without the issuance of new shares, which shall be paid by TIMPART, its only shareholder, through the contribution of the shares held by TIMPART in the capital of TIM NORDESTE, its wholly owned subsidiary. As a result of this capital increase and as a preparatory act for its merger, TIM NORDESTE shall become wholly owned by TIM CELULAR, and no longer by TIMPART, as demonstrated in the following flowchart:

6. Capital Increases in the Surviving Companies. As a result of the mergers of TIM SUL and TIM NORDESTE, TIM CELULAR and MAXITEL’S capital stock will be increased in an amount to be determined in valuation reports of equity by book values to be prepared (item 7 below) at the appropriate times. Upon the conclusion of the Mergers, the Companies will inform the market of the amount of the increase in the Surviving Companies’ capital.

7. Equity Book Value Appraisals. The equity book value valuations of the Absorbed Companies will be conducted by the audit company ACAL Consultoria e Auditoria S.S., a company organized under the “simples” tax system (single tax paid monthly), headquartered at Avenida Rio Branco, 181, 18th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 28.005.734/0001 -81, especially hired by the Companies for this purpose. The Absorbed Companies will be appraised by their book value, through the analysis of their financial statements, ideally on the base date of June 30, 2006.

7.1. The equity variations after the base date of the balance sheets of the Absorbed Companies will be entered daily on the Surviving Companies’ accounting books, notwithstanding the fact that the Absorbed Companies may temporarily continue to conduct the operations in their names until all of the enrollments and registrations are formalized and the applicable authorizations are obtained before the competent agencies.

8. Absence of the issuance of Shares to be attributed to the shareholders of the Absorbed Companies. In view of the corporate structure presented in the flowchart include in item 5 above, regardless of the amount to be assessed in TIM SUL and TIM NORDESTE’S equity valuations, no shares will be issued as a result of the increases in the Surviving Companies’ capital.

9. Absence of Substitution Relationships and Absence of Right to Withdraw. Considering that no shares will be issued by the Surviving Companies as a result of the Mergers, there will consequently be no substitution relationship between (a) the shares issued by TIM SUL and the shares that could be issued by TIM CELULAR, considering that both companies will be wholly owned by TIMPART at the time of the merger; (b) the shares issued by TIM NORDESTE and the shares that could be issued by MAXITEL, considering that both companies will be wholly owned by TIM CELULAR at the time of the merger. Likewise and, to the extent that TIMPART holds, directly or indirectly, the totality of the capital of the companies involved in the Mergers, said operations will not give rise to any right to withdraw.

10. Absence of Conflict of Interests. The entity in charge of the equity book value appraisals of the Absorbed Companies, ACAL Consultoria e Auditoria S.S., declared that it has no conflict of interests that would reduce the independence that is necessary for the performance of its duties in relation to the Mergers.

11. Analysis of the Mergers by the Regulatory Agencies. The Mergers, as well as the stage described in item 5(b) above are subject to the prior approval of the National Telecommunications Agency – ANATEL. Notwithstanding that the Mergers do not require registration before the US Securities and Exchange Commission (SEC), the agency that regulates the capital market in the United States of America, the present operation will be informed to the SEC through the filing of 6-K forms. Since it represents a corporate reorganization of companies belonging to the same economic group, the operation is not subject to the approval of the Administrative Economic Defense Council – CADE.

12. Special Premium Reserves. The Mergers will not affect the process for the capitalization of the special premium reserves contained in TIM SUL and in TIM NORDESTE, which will be respectively transferred to TIM CELULAR and MAXITEL as a result of the Mergers. The Mergers will also not affect the corresponding credits to be generated by the Surviving Companies, as successors of the Absorbed Companies, involving TIMPART, to be benefit of its controlling shareholder (TIM BRASIL). The credits assessed as a result of the tax benefits for the 2005 calendar year and for the base tax period to be ended along with the Mergers will be capitalized during the second half of 2006, through the holding of Extraordinary General Meetings of the Surviving Companies and TIMPART, to be called at the appropriate times.

13. Amendments in the Surviving Companies’ Bylaws. As a result of TIM SUL’S merger, TIM CELULAR’S Extraordinary General Meeting will decide upon the amendment of the following sections of the bylaws: (a) section 1, in order to determine that the company may also use the “TIM Sul” trade name; and (b) section 5, so as to reflect the new amount of its capital stock. Now in MAXITEL’S case, the Extraordinary General Meeting that will analyze TIM NORDESTE’S merger will also decide upon the amendment of the following sections of the bylaws: (a) section 1, in order to reflect its new corporate name: TIM Nordeste S.A., notwithstanding the possibility of the company using the “TIM Leste” trade name; (b) section 2, for the purpose of transferring the headquarters to the City of Jaboatão dos Guararapes, State of Pernambuco; and (c) section 5, so as to reflect the new amount of its capital stock.

14. Conditions for the Effectiveness of the Mergers. Among other conditions, the Mergers will be subject to: (a) the successful conclusion of the corporate acts described in item 5 above; (b) its approval by the National Telecommunications Agency – ANATEL; (c) its approval by the Extraordinary General Meetings of the Absorbed Companies and of the Surviving Companies. Said Extraordinary General Meetings are expected to take place at the end of July 2006.

15. Information. Further information regarding the corporate reorganization project discussed in this Relevant Fact notice may be obtained from TIMPART’S Investors Relations Department by telephone (21) 4009 3742, with Ms. Joana Dark Serafim.

Rio de Janeiro, São Paulo, Belo Horizonte, Curitiba and Jaboatão dos
Guararapes, May 4, 2006.

Stefano De Angelis
Financial and Investors Relations Officer
TIM PARTICIPAÇÕES S.A.

Stefano De Angelis
Administration, Finance and Control Officer
TIM CELULAR S.A.

Stefano De Angelis
Administration, Finance and Control Officer
MAXITEL S.A.

Alvaro Pereira de Moraes Filho
Chief Executive Officer
TIM SUL S.A.

     Alvaro Pereira de Moraes Filho
Chief Executive Officer
TIM NORDESTE TELECOMUNICAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 5, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer